SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 29, 2002

Telecom Argentina STET-France Telecom S.A.
(Exact name of registrant as specified in its charter)

Telecom Argentina STET-France Telecom S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Free translation of letter from Telecom Argentina STET-France Telecom S.A. to the Buenos Aires Stock Exchange dated November 27, 2002	3

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: November 29, 2002	By:	/s/ Christian Chauvin
Name: Christian Chauvin Title: Vice-President

FREE TRANSLATION

November 27, 2002

BUENOS AIRES STOCK EXCHANGE

Dear Sir:

I am writing you as Responsible for Market Relations of TELECOM ARGENTINA STET-FRANCE TELECOM S.A., to inform you that the Company has called for the holders of the following bonds:

SERIES ISSUED UNDER GLOBAL PROGRAM "B"

DUE DATE
SERIES	B	ISIN: US879273AE01	November 15, 2002
Cusip: 879273AE0
SERIES	E	ISIN: XS0076226942	May 5, 2005
SERIES	F	ISIN: XS0076689024	May 30, 2007
SERIES	H	ISIN: XS0084707313	March 18, 2008
SERIES	I	ISIN: XS0096148779	April 8, 2004
SERIES	K	ISIN: XS0099123712	July 1, 2002

SERIES ISSUED UNDER GLOBAL PROGRAM “D”

DUE DATE
SERIES	1	ISIN: XS0109260686	April 7, 2003
SERIES	2	ISIN: XS0131485624	July 2, 2004

to attend the information sessions to be held on the following dates and places:
  December 9, 2002, 3:00 PM
  Sheraton New York Hotel and Towers
  52nd and 7th Avenue
  Royal A, 2nd Floor
  New York, New York, U.S.A
  December 11, 2002, 10:00 AM
  Farmes & Fletchers
  3 Cloth Street
  London EC1, London, UK
  December 17, 2002, 3:00 PM
  Regente Palace Hotel
  Salon Imperio
  Suipacha 964
  Buenos Aires, Argentina

The purpose of these sessions is to present bondholders the following information on the Company:

–  3rd Quarter and 9 months FY2002 operating and financial results.
–  Update on tariff discussions with regulatory authorities in Argentina.
–  Progress update on debt restructuring discussions.

We notice that at the mentioned sessions, no information relevant to the effects of arts. 2 and 3 of the
Chapter XXI of the Regulations of the CNV (N.T.O.2001) nor any proposal of debt restructuring of the Company will be presented. These will only be information sessions and therefore bondholders will not be required to take any action or cast votes for any proposal.

Sincerely,

Pedro Gastón Insussarry
Responsible for Market Relations

This announcement is being made solely for informational purposes and is neither an offer to purchase nor a solicitation of an offer to sell the bonds referred to herein or any other security. Securities may not be offered or sold in the United States absent registration or an exemption from registration requirements. This announcement is not being made in any jurisdiction in which the making of this announcement would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.